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                                                                EXHIBIT 99(a)(6)

FOR IMMEDIATE RELEASE
June 14, 2001

Contact:     Eggert Dagbjartsson
             Equity Resources Group, Inc.
             14 Story Street
             Cambridge, Massachusetts 02138

Telephone:   (617) 876-4800

FOR IMMEDIATE RELEASE

         Equity Resource Lexington Fund Limited Partnership announced today that it has increased the purchase price of its tender offer to purchase up to 2,280 units of limited partnership interests, or LP Units, in Urban Improvement Fund Limited 1974 to $210 per unit in cash and that it has extended the tender offer until 12:00 midnight, Eastern time, on Monday, June 28, 2001. The terms of the increased offer are otherwise identical to the terms of the original offer made to holders of LP Units on May 25, 2001.